Exhibit 99.(a)(51)

M E D I A R E L E A S E

South Africa’s High Court rules that Harmony’s
bid for Gold Fields ended December 2004

Johannesburg 20 May 2005. Gold Fields Limited (GFI: JSE and NYSE) (“Gold Fields”) is pleased to announce that the High Court of South Africa today ruled that:

•	Harmony’s offer lapsed on 18 December 2004;

•	Gold Fields has not, subsequent to 18 December 2004, been subject to the provisions of the Code or any Code Rules affecting a target or an offeree company;

•	the Harmony offer was not capable in law of being revised or reinstated after it lapsed on 18 December 2004 and that the Harmony offer was not capable in law of being revised or reinstated at the current time; and

•	Harmony is precluded from making any further offer for the shares of Gold Fields for a period of 12 months from 18 December 2004.

Gold Fields’ application in the High Court against the South African Securities Regulation Panel (SRP) and Harmony Gold Mining Company Limited (Harmony) arose after Gold Fields withdrew from an appeal hearing before the Executive Committee of the SRP on 16 March 2005. At the hearing it emerged that the Executive Director of the SRP may have given a secret, ex parte ruling to Harmony regarding the extension of Harmony’s hostile bid early in December 2004. This ruling in effect sought to extend the 60-day period in which an offer must be declared unconditional as to acceptances, from late December 2004 until 31 January 2005.

Under South Africa’s Takeover Code, unless the SRP otherwise consents, an offer must become or be declared unconditional as to acceptances within 60 days of the initial posting of the offer document, failing which it will lapse.

Throughout the course of the hostile bid and in its submissions to the SRP, Gold Fields has maintained that Harmony’s bid had lapsed on 18 December 2004, on the basis that the offer had not been declared unconditional as to acceptances within 60 days of the initial posting of Harmony’s offer document which posting took place on approximately 20 October 2004.

In its High Court application, Gold Fields sought relief that included the setting aside of the secret ruling if the court found that a ruling had been given, which would have the effect that Harmony’s hostile bid had lapsed on the 18 December 2004 and is void and of no force.

The High Court also ordered that the SRP and Harmony pay the costs of the application.

-ends-

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,   †British,   ‡American,    #Ghanaian.
Corporate Secretary: C Farell